Exhibit 99.162

Consent of Grant Carlson

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Skeena Resources Limited being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Grant Carlson

Grant Carlson

Dated: October 22, 2021